Filed by Galaxy Digital Pubco Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.

(Commission File No.: 021-344546)

May 5, 2021 Galaxy Digital to Acquire BitGo Establishing a One - Stop Digital Asset Provider for Institutions

The information (Information) contained herein may not be reproduced or redistributed in whole or in part, in any format, without the express written approval of Galaxy Digital Holdings Ltd . ’s (“Galaxy Digital” or the “Company”) . You should make your own investigations and evaluations of the Information . The Information is being provided solely for informational purposes and may not be used or relied on for any purpose (including, without limitation, as legal, tax or investment advice) without the express written approval of Galaxy Digital . Certain information contained herein (including financial information) has been obtained from published and non - published sources . Such information has not been independently verified by Galaxy Digital, and Galaxy Digital does not assume responsibility for the accuracy of such information . None of Galaxy Digital nor any of its respective affiliates, shareholders, partners, members, directors, officers, management, employees or representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any of the Information or any other information (whether communicated in written or oral form) transmitted or made available to you . Each of the aforementioned parties expressly disclaims any and all liability relating to or resulting from the use of the Information or such other information . Affiliates of Galaxy Digital own investments in some of the digital assets, investments and protocols discussed in this document . Certain statements reflect Galaxy Digital’s views, estimates, opinions or predictions (which may be based on proprietary models and assumptions, including, in particular, Galaxy Digital’s views on the current and future market for digital assets), and there is no guarantee that these views, estimates, opinions or predictions are currently accurate or that they will be ultimately realized . To the extent these assumptions or models are not correct or circumstances change, the actual performance of Galaxy Digital and its subsidiaries may vary substantially from, and be less than, the estimated performance . Information contained in this presentation with respect to BitGo has been provided by management of BitGo . Management of the Company has relied upon BitGo for the accuracy of such information without independent verification . Although the Company has no knowledge that would indicate that any of the information provided by BitGo is untrue or incomplete, neither the Company nor any of its officers and directors assumes any responsibility for the accuracy or completeness of such information or any failure by BitGo to disclose facts or events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to the Company . This presentation contains certain pre - released first quarter 2021 financial information (the “pre - released financial information”) . The pre - released financial information contained in this presentation are preliminary and represent the most current information available to the Company's management, as the Company completes its financial procedures . The Company's actual consolidated financial statements for such period may result in material changes to the pre - released financial information summarized in this presentation (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal quarter end accounting procedures and adjustments, and also what one might expect to be in the final consolidated financial statements based on the financial information summarized in this presentation . Although the Company believes the expectations reflected in this presentation are based upon reasonable assumptions, the Company can give no assurance that actual results will not differ materially from these expectations . All product names, logos, and brands are property of their respective owners . All company, product and service names used in this presentation are for identification purposes only . Use of these names, logos, and brands does not imply endorsement . No Offer or Solicitation This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions . This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction . Additional Information In connection with the proposed reorganization and combination, Galaxy will file a registration statement, including a management circular/prospectus and an information statement/prospectus, with the Securities and Exchange Commission (the “SEC”) . GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE MANAGEMENT CIRCULAR/PROSPECTUS AND INFORMATION STATEMENT/PROSPECTUS, RESPECTIVELY, WHEN SUCH DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION . Shareholders may obtain a free copy of the registration statement and such other documents (when available) and any other relevant documents filed with the SEC from the SEC's website at http : //www . sec . gov . Copies of the management circular/prospectus and an information statement/prospectus can also be obtained, when available, without charge, from Galaxy's website at https : //investor . galaxydigital . io/ . CAUTION ABOUT FORWARD - LOOKING STATEMENTS The information in this communication may contain “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 , as amended (the “Securities Act”), Section 21 E of the Securities Exchange Act of 1934 , as amended (the “Exchange Act”) and "forward - looking information" under Canadian securities laws (collectively, "forward - looking statements") . Our forward - looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future . Statements that are not historical facts, including statements about the pending acquisition, domestication and the related transactions (the “transactions”), and the parties, perspectives and expectations, are forward - looking statements . In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements . The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward - looking statements, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements in this presentation may include, for example, statements about : our ability to complete the transactions ; our expectations around the performance of our and the target’s business ; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the transactions ; or our financial performance following the transactions . The forward - looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us . Important Information, including Disclosure for Forward - Looking Statements 1

There can be no assurance that future developments affecting us will be those that we have anticipated . These forward - looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward - looking statements . These risks include, but are not limited to : (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions ; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein ; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto ; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder and stock exchange approvals ; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions ; (6) the ability to meet and maintain listing standards following the consummation of the transactions ; (7) the risk that the transactions disrupts current plans and operations ; (8) costs related to the transactions ; (9) changes in applicable laws or regulations ; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors ; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control ; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory ; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it ; (14) those other risks contained in the Annual Information Form for the year ended December 31 , 2020 available on the Company's profile at www . sedar . com and (15) other risks and uncertainties to be indicated from time to time in filings made with the SEC . Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward - looking statements . We are not undertaking any obligation to update or revise any forward - looking statements whether as a result of new information, future events or otherwise . You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future . Accordingly, you should not put undue reliance on these statements . Any interests in Galaxy Digital or any affiliate that may be offered or sold have not been registered under the applicable securities laws of the United States . Consequently, any interests in Galaxy Digital or any affiliate may not be offered, sold or otherwise transferred within the United States or to, or for the account or benefit of, “U . S . persons” as defined in Regulation S under the U . S . Securities Act of 1933 , as amended, absent registration or an exemption from registration thereunder . No public offering of any shares in the Galaxy Digital or any affiliate is being, or has been, made in the United States in the absence of a registration statement declared effective by the SEC . Any interest in Galaxy Digital or any affiliate may not be purchased by an “employee benefit plan” within the meaning of the U . S . Employee Retirement Income Security Act of 1974 , as amended (ERISA), including (i) an investor using assets of : (A) an “employee benefit plan” as defined in Section 3 (3) of ERISA that is subject to Title I of ERISA ; (B) a “plan” as defined in Section 4975 of the U . S . Internal Revenue Code, as amended (the IRC), including an individual retirement account or other arrangement that is subject to Section 4975 of the IRC ; or (C) an entity which is deemed to hold the assets of any of the foregoing types of plans, accounts or arrangements that is subject to Title I of ERISA or Section 4975 of the IRC . No governmental authority has opined on the adequacy of the information contained herein . Any representation to the contrary is a criminal offense in the United States . Neither Galaxy Digital nor any of its affiliates is, or expects to be, registered as an investment company under the U . S . Investment Company Actof 1940 , as amended (the Investment Company Act), and purchasers of any securities will not be entitled to the benefits of the Investment Company Act . BLOOMBERG is a trademark or service mark of Bloomberg Finance L . P . GALAXY is a trademark of GDCM . Bloomberg Finance L . P . and its affiliates (collectively, Bloomberg) are not affiliated with GDCM, Galaxy Crypto Index Master Fund LP, the Galaxy Ethereum Fund and the Galaxy Bitcoin Funds (collectively, the Fund), and their respective affiliates (collectively, Galaxy) . Bloomberg’s association with Galaxy is to act as the administrator and calculation agent of the Index, which is the property of Bloomberg . Neither Bloomberg nor Galaxy guarantee the timeliness, accurateness, or completeness of any data or information relating to the Index or results to be obtained . Neither Bloomberg nor Galaxy make any warranty, express or implied, as to the Index, any data or values relating thereto or any financial product or instrument linked to, using as a component thereof or based on the Index (Products) or results to be obtained therefrom, and expressly disclaims all warranties of merchantability and fitness for a particular purpose with respect thereto . To the maximum extent allowed by law, Bloomberg, Galaxy and its or their licensors, and its and their respective employees, contractors, agents, suppliers, and vendors shall have no liability or responsibility whatsoever for any injury or damages — whether direct, indirect, consequential, incidental, punitive, or otherwise — arising in connection with the Index, any data or values relating thereto or any Products — whether arising from their negligence or otherwise . The Company listed on the TSX via TSX Sandbox, an initiative intended to facilitate listing applications that may not satisfy the original listing requirements of TSX, but due to facts or situations unique to a particular issuer otherwise warrant a listing on TSX . The TSX has exercised its discretion to waive the requirements of subsection 309 (c)(i) of its manual (C $ 10 million in treasury resulting from public raise) which the Company did not meet and has approved the listing of the Company pursuant to TSX Sandbox . Galaxy Digital's approval pursuant to TSX Sandbox was conditioned upon public filing of an Annual Information Form and prominent quarterly disclosure of digital assets and investments, which the Company has completed and agreed to continue to provide . The Company will remain listed pursuant to TSX Sandbox until such time as it has completed a twelve - month period without significant compliance issues after graduation . In addition, Galaxy Digital is required to disclose the following two risk factors that were also included in the most recent Annual Information Form for the year - ended 2020 : (1) The Company has limited operating history and its business lines are nascent and subject to material legal, regulatory, operational and other risks in every jurisdiction ; and (2) the market price and trading volume of the Company's ordinary shares has been volatile and will likely continue to be so in response to, among other factors, market fluctuations in digital assets generally or the digital assets that Galaxy Digital holds or trades . Securities transactions are effected through Galaxy Digital Partners LLC, a member of FINRA and SIPC . © Copyright Galaxy Digital 2021 . All rights reserved . ® Registered Service Mark of Galaxy Digital Holdings LP Important Information, including Disclosure for Forward - Looking Statements 2

Mike Novogratz Founder, CEO, & Chairman Galaxy Digital Chris Ferraro Co - President & Chief Investment Officer Galaxy Digital Damien Vanderwilt Co - President & Head of Global Markets Galaxy Digital Mike Belshe Co - Founder & CEO BitGo Presenters 3

Our Mission: Institutionalize digital asset ecosystems and blockchain technology 4

150+ Employees Globally ~$1.3B In AUM (1) $10B Market Capitalization (2) 300+ Institutional Trading Counterparties Market - Maker in 60+ Different Cryptocurrencies ~80 Venture Investments Across 60 Portfolio Companies (3) Trusted by Partners Asset Management Trading Mining Investment Banking Principal Investments History of Strong Performance Diversified Offering Note: All financial figures in this overview are in US Dollars, unless otherwise stated. (1) As of 3/31/2021. All figures are unaudited. AUM is inclusive of a sub - advised fund, committed capital in a closed - end vehicl e, and seed investments by affiliates. Changes in AUM are generally the result of performance, contributions, and withdrawals. (2) Market data as of 5/4/2021 in USD. (3) Inclu des Principal Investments only as of 3/30/2021. Pioneer in Crypto Financial Services 5

The Digital Asset Industry is Enjoying Strong Secular Tailwinds… Market Accelerators Key Trends 2020 total investment in c rypto & blockchain tech (2) $ 5.6B Total i nvestment in cryptocurrency startups to date (1) ~ $ 18.9 B + 34% 5 - Year Bitcoin and b lockchain investment CAGR (1) x Institutional and corporate acceptance of cryptocurrencies as inflation hedge and store of value x Improving market liquidity x Regulatory landscape and compliance best practices beginning to develop (1) “2021 Digital Asset Outlook,” The Block Research (December 2020). (2) “Total crypto fund inflows top $5bn this year, up m ore than 600%,” Reuters (December 2020). (3) Company Press Releases. Adoption Milestones (3) Listed on Nasdaq on April 14 th April 2021 Patented a cryptocurrency mining system March 2020 Corporate treasury invested $200+ million in Bitcoin February 2021 February 2021 Announced select cryptocurrencies will be supported directly on their network in 2021 February 2021 Purchased $1.5bn of Bitcoin in 2021 and is accepting Bitcoin as payment March 2021 Started allowing U.S. consumers to use their cryptocurrency holdings to pay at online merchants 6

…and Has an Expansive Addressable Market…

Increasing Institutional Demand[1]

Most institutional investors expecting to add digital asset exposure believe it will happen within 5 years

Institutional Investors with Exposure to Digital Assets


91%
22%
27%
2019
2020
Within 5 Years

Significant Serviceable TAM

Crypto Daily Market Volumes

$170.8B[2]

Global Market Annual Volumes [3]

Equities	Currency Options
$138T	$858T

Broader Serviceable Markets

US Traditional Assets Under Custody	US Commercial Lending
$200T[4]	$2.6T[5]

Other Market Revenue Bases

Traditional Prime Brokerage Revenues	Tax Prep. Revenues
$30B[6]	$11B[7]

Attractive Upside


Global Trade & Commerce Facilitation
Fiat Currency / Gold
Crypto Market Cap $2.3T(8)

(1) US Investors with a Digital Assets allocation, Fidelity Digital Assets Survey (2020). (2) Reported Volume Market data as of May 4, 2021, FTX Global Volume Monitor. (3) 2020 Market Highlights, World Federation of Exchanges (February 19, 2021). (4) Assets under Custody, Asset & Securities Services Industry in the US, IBIS World (2020). (5) Commercial and Industrial Loans, All Commercial Banks, FRED (2021). (6) The Role of Prime Brokerage in Digital Assets, Fidelity (2020). (7) Revenues from Tax Preparation Services Industry in the US, IBIS World (2020). (8) Market data as of May 4, 2021, CoinMarketCap.

GALAXY DIGITAL

7

To enable widespread adoption, the crypto economy still requires key institutional capabilities Custody Custody solutions are expected to meet vendor compliance standards required by institutions Liquidity Lack of scaled market makers and deep liquidity pools Insurance Digital assets lack traditional government issuance benefits of Fiat currencies Security High profile breaches hinder growth and spark distrust …But Finding Secure, Qualified, and Flexible Custody Services Remains a Challenge for Institutions Innovation The market is asking for next generation technology that is built for crypto - specific features and sophisticated client needs 8

x Industry - leading custody solution x P ath to scaled prime brokerage x International beachhead position x Adds portfolio management and tax services x Innovative, world - class technologists specializing in blockchain infrastructure Custody Portfolio & Tax Asset Management Investment Banking Trading Prime Brokerage Mining Principal Investments Galaxy and BitGo Together Address the Market’s Demands 9

Adding the Leading Independent Crypto Infrastructure Provider ~50% Of Total TTM ’21 Revenue is Non - U.S. (3) 50+ Countries Served (2) $30B+ In Monthly Transactions (1) $40B+ In Assets Under Custody (1) $700M In Insurance for Digital Assets Provided 400+ Tokens and Coins Supported 400+ Institutional Custody Clients (1) 125 Full - Time Employees Trusted by 4 00+ Clients Core Capabilities Portfolio & Tax Prime Brokerage Custody Impressive Track Record (1) As of April 2021. (2) Based on location of customers. (3) As of March 2021, reflective of Q1 2021 and Q2 through Q4 2020. 10

Custody x Wallet Platform x Qualified Custody x Self - Managed Custody BitGo’s Capabilities, Powered by BitGo’s Best - in - Class Core Blockchain Infrastructure Prime Brokerage x Insured Cold Storage x Settlement Services x Plug - and - Play Trading x Fully Collateralized Loans x Customized Reporting x Lending & Trading Portfolio and Tax x Portfolio Visualization x Customizable Tax Configurations x Automatic Report Generation 11

BitGo Offers Industry Leading Security, Connectivity and Compliance

Secure Suite of Solutions

- ✓ Leading provider of digital asset insurance coverage with up to $700M of coverage
- ✓ 100% cold-storage technology in bank-grade Class III vaults
- ✓ BitGo was the first independent, regulated custodian purpose-built for digital assets in 2018

Integrated Solution

- ✓ Navigates the complex landscape of digital assets
- ✓ Platform is built on top of the strongest technological foundation in the industry
- ✓ 150+ exchanges use BitGo
- ✓ Portfolio management of full digital asset portfolio across top exchanges, blockchain wallets, and service providers

Strong History of Compliance

- ✓ Deliver standards, such as CryptoCurrency Security Standard (CCSS) and passed SOC1 and SOC2 Type 2 audits for its hot wallet platform
- ✓ Regularly audited on rigorous standards for capitalization, anti-money laundering procedures, confidentiality, reporting, and storage

GALAXY DIGITAL
12

Differentiated One-Stop Shop for Crypto Infrastructure

	Insured, Qualified Custodian	Independent Custodian	Portfolio and Tax Solution	Multi-Venue Trading	Stablecoin Operator	Multiple Coin Support	Silicon Valley	Wall Street
							Leadership Backgrounds	
BitGo	✓	✓	✓	✓	✓	✓	✓	✓
Fidelity	✓	✓	✗	✓	✗	✗	✗	✓
coinbase	✓	✗	✗	✗	✗	✓	✓	✗
NYDIG	✓	✓	✗	✓	✗	✗	✗	✓
bakkt	✓	✓	✗	✗	✗	✗	✗	✓
PAXOS	✓	✗	✗	✗	✓	✓	✗	✓
GEMINI	✓	✗	✗	✗	✓	✓	✗	✓

GALAXY DIGITAL

13

Strategic Rationale

Solidifies Galaxy Digital's position as the leading global full-service financial platform for the digital asset ecosystem	• Combines 2nd largest digital assets solution (**$40bn+ in AUC)** with a leading digital asset financial services provider • Adds significant exposure to EMEA and APAC, with ~50% reportable segment revenues stemming from non-U.S. clients(1)
Combined products and services will drive long term growth and cross-sell opportunities	• Introduces client critical custody solution providing opportunity to onboard new institutions • Adds **400+** customers to the Galaxy network providing an opportunity for cross-selling
Further diversifies business with additional reoccurring sources of revenue	• Approximately **75%** of BitGo's revenue is reoccurring(2) • BitGo's core minimum fee model is reoccurring in nature, reducing correlation to digital asset price movement
Enhances both product innovation and development capabilities	• Adds **~50 engineers**, key R&D and blockchain infrastructure and a west coast tech-centric presence • Enhances Galaxy's ability to meet evolving market demands with leading go-to-market speed and scaled offerings

(1) TTM as of March 2021, reflective of Q1 2021 and Q2 through Q4 2020. (2) 2020 Revenue Mix.

GALAXY DIGITAL

14

Together, Galaxy and BitGo will set the standard for serving institutions in the digital asset ecosystem Leading digital assets infrastructure provider Custody, Prime Brokerage, and Portfolio/Tax Strong Focus on Product and Security Innovation Majority of Revenue from Customers Outside of the United States Market Position Human Capital Complementary Capabilities Presence Institutionalizing digital assets and blockchain ecosystems Asset Management, Trading, Investment Banking, Principal Investments, and Mining Financial, Investment, and Product - Oriented Expertise Primarily North America Full - Service Institutional Platform Full Suite of Products for Acting in and Holding Digital Assets Mix of Development and Deployment Personnel Global Presence Power of the Galaxy Digital + BitGo Combination 15

Consideration • Galaxy Digital to acquire 100% of outstanding share capital of BitGo • Consideration to consist of 33.8 million shares of Galaxy Digital common stock and $265 million in cash subject to certain adjustments • Implies a transaction value of ~$1.2 billion based on Galaxy Digital’s closing share price on May 4th , 2021 Financing • The cash consideration, a significant portion of which is to be deferred up to a year post - close, will be funded using Galaxy Digital’s balance sheet • Galaxy Digital to issue incremental common stock to BitGo’s shareholders to acquire BitGo’s net digital assets at close Pro Forma Ownership & Governance • BitGo shareholders will own ~10% of the pro forma company • Mike Belshe, Co - Founder and CEO of BitGo, to be appointed Deputy CEO of Galaxy Digital, and will join the Galaxy Digital board Timing • The transaction is expected to close in Q4 of 2021 subject to regulatory review, declaration of effectiveness by TSX and other customary closing conditions • Galaxy Digital’s domestication, which will require a shareholder vote, is expected to be effected prior to close 16 Transaction Overview

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Additional Information

In connection with the proposed reorganization and combination, Galaxy will file a registration statement, including a management circular/prospectus and an information statement/prospectus, with the Securities and Exchange Commission (the “SEC”). GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE MANAGEMENT CIRCULAR/PROSPECTUS AND INFORMATION STATEMENT/PROSPECTUS, RESPECTIVELY, WHEN SUCH DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement and such other documents (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Copies of the management circular/prospectus and an information statement/prospectus can also be obtained, when available, without charge, from Galaxy’s website at https://investor.galaxydigital.io/.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and "forward-looking information" under Canadian securities laws (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending acquisition, domestication and the related transactions (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: our ability to complete the transactions; our expectations around the performance of our and the target’s business; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the transactions; or our financial performance following the transactions. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder and stock exchange approvals; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupts current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31, 2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties to be indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.